Mercedes-Benz Auto Lease Trust 2019-B
Investor Report

Amounts in USD

Dates

Collection Period No.	28			
Collection Period (from... to)	1-Feb-2022	28-Feb-2022		
Determination Date	11-Mar-2022			
Record Date	14-Mar-2022			
Payment Date	15-Mar-2022			
Interest Period of the Class A-1 Notes (from... to)	15-Feb-2022	15-Mar-2022	Actual/360 Days	28
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 3/15/2022	15-Feb-2022	15-Mar-2022	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	200,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	530,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	440,000,000.00	23,030,237.32	0.00	23,030,237.32	52.341448	0.000000
Class A-4 Notes	109,960,000.00	109,960,000.00	85,208,948.77	24,751,051.23	225.091408	0.774909
Total Note Balance	**1,279,960,000.00**	**132,990,237.32**	**85,208,948.77**	**47,781,288.55**		
Overcollateralization	208,393,333.59	226,973,883.37	226,973,883.37			
Total Securitization Value	**1,488,353,333.59**	**359,964,120.69**	**312,182,832.14**			
present value of lease payments	612,169,560.17	49,125,511.30	39,912,577.51			
present value of Base Residual Value	876,183,773.42	310,838,609.39	272,270,254.63			

	Amount	Percentage
Initial Overcollateralization Amount	208,393,333.59	14.00%
Target Overcollateralization Amount	226,973,883.37	15.25%
Current Overcollateralization Amount	226,973,883.37	15.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	2.010000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	2.000000%	38,383.73	0.087236	23,068,621.05	52.428684
Class A-4 Notes	2.050000%	187,848.33	1.708333	24,938,899.56	226.799741
Total		**226,232.06**		**$48,007,520.61**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,413,935,666.91**	**285,546,454.01**	**237,765,165.46**

Available 2019-B Collections	
Lease Payments Received	7,894,311.51
Net Sales Proceeds-early terminations (incl Defaulted Leases)	20,970,863.12
Net Sales Proceeds-scheduled terminations	27,160,347.79
Excess wear and tear included in Net Sales Proceeds	6,599.35
Excess mileage included in Net Sales Proceeds	18,425.05
Subtotal	**56,025,522.42**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	450.84
Total Available Collections	**56,025,973.26**

Distribution on the Exchange Note	
(1) Total Servicing Fee	299,970.10
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (2.06%)	490,188.08
(3) Exchange Note Principal Distributable Amount	47,781,288.55
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	7,454,526.53
Total Distribution	**56,025,973.26**

Available Funds ABS Notes	
Total Exchange Note Payments	**48,271,476.63**
Reserve Account Draw Amount	0.00
Total Available Funds	**48,271,476.63**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	226,232.06
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	47,781,288.55
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	263,956.02
Total Distribution	**48,271,476.63**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	299,970.10	299,970.10	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	226,232.06	226,232.06	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	38,383.73	38,383.73	0.00
thereof on Class A-4 Notes	187,848.33	187,848.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	226,232.06	226,232.06	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	47,781,288.55	47,781,288.55	0.00
Principal Distribution Amount	47,781,288.55	47,781,288.55	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,720,883.33
Reserve Fund Amount - Beginning Balance	3,720,883.33
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	28.54
minus Net Investment Earnings	28.54
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,720,883.33
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	28.54
Net Investment Earnings on the Exchange Note	
Collection Account	422.30
Investment Earnings for the Collection Period	450.84

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,488,353,333.59	34,342
Securitization Value beginning of Collection Period	359,964,120.69	11,114
Principal portion of lease payments	5,727,707.53	
Terminations- Early	17,725,002.63	
Terminations- Scheduled	23,286,731.20	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,041,847.19	
Securitization Value end of Collection Period	312,182,832.14	9,726

Pool Factor	20.98%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.71%	7.71%
Weighted Average Remaining Term (months)	24.66	6.09
Weighted Average Seasoning (months)	13.74	34.04
Aggregate Base Residual Value	1,019,238,943.26	281,722,177.88
Cumulative Turn-in Ratio		55.03%
Proportion of base prepayment assumption realized life to date		77.30%
Actual lifetime prepayment speed		0.71%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	310,681,869.51	9,687	99.52%
31-60 Days Delinquent	963,124.92	26	0.31%
61-90 Days Delinquent	345,791.31	8	0.11%
91-120 Days Delinquent	192,046.40	5	0.06%
Total	312,182,832.14	9,726	100.00%

Delinquency Trigger	**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.172%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	525,005.30	19	24,891,058.54	623
Liquidation Proceeds	505,903.68		19,710,428.61	
Recoveries	104,725.07		5,119,656.47	
Principal Net Credit Loss / (Gain)	(85,623.45)		60,973.46	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.306)%
Prior Collection Period	0.108 %
Second Prior Collection Period	(0.143%)
Third Prior Collection Period	(1.030%)
Four Month Average	(0.343)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.004%

Average Net Credit Loss / (Gain)   97.87

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	41,528,575.72	1,369	760,011,723.78	23,986
Sales Proceeds and Other Payments Received	47,392,198.31		867,271,717.86	
Residual Loss / (Gain)	(5,863,622.59)		(107,259,994.08)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(20.937)%
Prior Collection Period	(18.751%)
Second Prior Collection Period	(15.994%)
Third Prior Collection Period	(16.735%)
Four Month Average	(18.104)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (7.207)%

Average Residual Loss / (Gain)   (4,471.78)